FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  02 March 2004



                                CRH Final Results



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Final Results





2003 RESULTS
Year ended 31st December 2003

                                                                                                % change in 2003
                                                                   2003             2002                 In constant
                                                                 euro m           euro m      Reported   currency **
Sales                                                            11,080           10,794           +3%          +15%
Operating profit *                                                1,045            1,048           - %          +12%
Profit before tax                                                   864              856           +1%          +12%
                                                              euro cent        euro cent
Earnings per share - before goodwill                              136.2            132.5           +3%          +13%
Earnings per share - after goodwill                               121.9            119.2           +2%          +13%
Cash earnings per share                                           223.4            219.8          + 2%          +13%
Dividend per share                                                 28.1             25.4          +11%          +11%

    * Including share of joint ventures and associates but before goodwill amortisation and profit on sale of fixed assets.

    ** These percentages compare 2003 results with 2002 figures restated at average 2003 exchange rates.

  - Record results in 2003 despite adverse currency translation effect.
  - Total 2003 construction output in Ireland was similar to 2002. Sales increased by 2% while operating profit of euro 130 million was broadly in line with 2002 levels.
  - Operating profit in Britain and Northern Ireland increased by 13% in local currency terms, while reported profit of euro 57 million was 3% ahead of last year.
  - In Mainland Europe, construction output remained relatively flat in most markets other than Spain, which continued to grow strongly. In the Materials Division, operating profits rose by 6% to euro 133 million. Profits for the legacy Products & Distribution businesses improved and, with the benefit of significant current and prior year acquisition activity, operating profits increased by 55% to euro 166 million.
  - In the Americas Materials Division, improved pricing and the incremental impact of 2002 and 2003 acquisitions offset the combined effect of continued high energy costs and record wet weather in key regions to give operating profit up 4% in US Dollar terms. With the benefit of significant acquisitions, the Products & Distribution Division achieved a 10% increase in US Dollar operating profits in spite of the wet spring and a weak commercial construction sector. While overall results for the Americas were 7% ahead in US Dollar terms, operating profits translated into euro were adversely affected by a 16% strengthening of the euro versus the US Dollar, and at euro 559 million were 11% lower than 2002.
  - Total acquisition and investment activity spend amounted to euro 1.6 billion on 41 deals, matching the record spend in 2000.


Liam O'Mahony, Chief Executive, said today:

"In 2003 the CRH team worldwide responded strongly to tough and changing circumstances and again delivered performance and growth. Group profits advanced for the eleventh consecutive year. While risks and uncertainties remain and economic growth in Europe is generally subdued, the economy in the US is recovering and we are poised to move forward as markets improve. We continue to focus relentlessly on cost effectiveness and operational performance and, although reported 2004 profits are likely to be impacted by the weakness of the US Dollar, 2003 acquisitions should contribute strongly. Our acquisition programme and overall strategy continue to deliver and with robust cash flow and comfortable interest cover we have substantial capacity to capitalise on opportunities as they arise. We face 2004 with confidence."


Announced Tuesday, 2nd March 2004




RESULTS

Highlights

The results highlights for 2003 are set out below.

  - Sales: euro 11,080 million, up 3% (up 15% in constant currency terms)
  - Operating profit*: euro 1,045 million, in line with 2002 (up 12% in constant currency terms)
  - Profit before tax: euro 864 million, up 1% (up 12% in constant currency terms)
  - Basic earnings per share before goodwill amortisation: 136.2c, up 3% (up 13% in constant currency terms)
  - Cash earnings per share: 223.4c, up 2% (up 13% in constant currency terms)


    * Operating profit including share of joint ventures and associates but before goodwill amortisation and profit on sale of fixed assets.

A major feature of 2003 was the ongoing decline of the US Dollar, with the euro on average some 16% stronger versus the Dollar compared with 2002. The euro also strengthened versus our other major operating currencies during 2003, being on average some 12% stronger versus the Polish Zloty, 9% stronger versus Sterling and 4% stronger relative to the Swiss Franc. The combined impact of these changes resulted in a net negative translation impact of euro 1,150 million on sales, euro 112 million at operating profit level and euro 86 million on profit before tax. The percentage changes at constant currency shown above compare 2003 results with 2002 figures restated at 2003 average rates.

The average number of shares in issue increased by 0.6% to 525.7 million (2002:
522.8 million).

Goodwill amortisation (including share of joint ventures and associates) amounted to euro 75.5 million (2002: euro 69.6 million). Spending on acquisitions and investments in 2003 amounted to euro 1.6 billion (2002: euro
1.0 billion). The Group profit and loss account on page 10 separately discloses the impact of acquisitions made during 2003.

Dividends

The Board is recommending a final dividend of 19.90c per share, an increase of 10.7% on the 2002 final dividend of 17.97c. This makes a total dividend for the year of 28.1c, an increase of 10.6%.

It is proposed to pay the final dividend on 10th May 2004 to shareholders registered at close of business on 12th March 2004. A scrip dividend alternative is being offered to shareholders.

Development

On 3rd October 2003, CRH completed its largest ever deal, the acquisition of the distribution and building products operations of Cementbouw Handel & Industrie together with 45% of Cementbouw's materials operations, at a total cost of euro
0.7 billion. 2003 also saw continued progress with our add-on development strategy with 40 other individual deals spread across all regions and Divisions. Total acquisition and investment spend amounted to euro 1.6 billion.

The Europe Materials Division continued a series of small bolt-on acquisitions in Finland. 2003 saw the Division's entry into the Polish lime market through the acquisition of 86% of the State-owned Trzuskawica Lime Company in February, followed later in the year by Kujawy Lime. Total spend amounted to euro 58 million.

The Europe Products & Distribution Division was very active on the development front during 2003, spending a record euro 1.0 billion, including the euro 0.7 billion Cementbouw deal. The Division concluded 14 further deals in six countries.

The Concrete Products group extended its operations into Slovakia and Denmark with the acquisition of Premac and Betonelement respectively, while existing businesses in Belgium, France and Germany were strengthened with bolt-on acquisitions in each of these countries.

The Building Products group added a new Concrete Accessories platform during 2003 with the acquisition of Plakabeton, a leading European supplier of metal-based accessories for the construction and precast concrete industries. The Fencing & Security operations were strengthened by two significant acquisitions: Adronit, a supplier of industrial fencing and gates in Germany, and Magnetic Autocontrol, which supplies access control systems throughout Europe and has sales offices in Asia, Australia and the US. The Insulation group acquired Unidek, a leading producer of expanded polystyrene insulation products with factories in the Netherlands and Germany.

In addition to the distribution activities of Cementbouw, which added 54 DIY stores and 36 merchanting outlets, the Distribution group acquired 3 DIY stores in the Netherlands in January and added 13 branches in Belgium in April through the acquisition of Gamma Leuven and the 12 stores previously owned by the Heeren group. Just before year-end, the Distribution group strengthened its presence in France by increasing its share in SAMSE, the leading builders merchant in the Rhone-Alpes region, and by investing with SAMSE in G.Doras, another French regional merchant.

Another busy development year for the Americas Materials Division saw significant add-ons to existing operations with a combined spend of euro 320 million on 10 deals. The largest acquisition was S.E. Johnson in Ohio and Michigan, combined with the subsequent swap of its non-core Indiana assets for six quarries in the southeastern US. The Division successfully completed 8 other add-on deals that complement its existing operations and continue its focus on acquiring strategically located, high quality aggregate reserves.

2003 development activity in the Americas Products & Distribution Division included 11 deals at a total cost of euro 246 million. The Architectural Products Group (APG) spent a record euro 187 million on six acquisitions. In January, APG acquired Northfield Block, with four plants in Chicago, providing a strong masonry presence in this large market. The Midwest operations were further complemented by the addition of Bend Industries, with two plants in eastern Wisconsin. The acquisition of Matt Stone in June represented APG's first entry into the Florida market. Georgia Masonry, acquired in July, added another geographic platform to APG. During October, APG added Supreme Block of northern Virginia and Global Stone, with three facilities in Georgia, Virginia and Pennsylvania. The Glass Group completed two acquisitions during 2003. In March, Southwest Aluminum Systems was acquired, establishing an entry position in architectural aluminium glazing systems which are used to fasten glass into buildings. In May, April Industries of Quebec was acquired, strengthening the Glass Group's existing presence in eastern Canada and the northeastern US.

The US Distribution Group added a total of 7 branches in three acquisitions (Gypsum Products in Colorado, Remodelers Supply (South Side) in Chicago and BASS Supply of Philadelphia), bringing its network of specialist merchanting branches to 123 in 27 states.

Finance

Incremental costs of financing 2002 and 2003 acquisition activity were offset by the interest income generated on our strong free cash flow with the reduction in total finance costs to euro 118 million (2002: euro 138 million) largely attributable to favourable exchange translation effects of euro 19 million.

The reduction in the effective tax rate to 25.2% (2002: 26.5%) primarily reflects the lower proportion of comparatively higher taxed US profits.

Net debt increased by only euro 598 million despite a total spend of euro 2 billion on acquisitions, investments and capital projects, reflecting the Group's strong cash generation characteristics combined with a favourable translation adjustment of euro 243 million, primarily as a result of a weaker US Dollar during 2003. The weaker Dollar was also the principal factor in the negative translation impact of euro 523 million in shareholders' funds.

The US Dollar 1 billion Global Bond Issue completed in September 2003 and the Group's comfortable interest and dividend cover together underpin CRH's ability to continue its ongoing development strategy.

Regional review

REPUBLIC OF IRELAND

Including share of joint ventures                             Analysis of year-on-year change
                                                Total                     Acquisitions
euro million                2003         2002  change    Exchange      2002        2003       Ongoing
Sales                       732           714    +18          -           -          +2          +16
% change                                         +2%                                             +2%
Operating profit*           130           131     -1          -           -           -           -1
% change                                         -1%                                             -1%
Margin                    17.8%         18.3%

* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.


A very strong housing sector, with an estimated record 68,000 house completions compared with 57,700 in 2002, resulted in volume increases of over 10% for our cement and concrete products. Road construction work under the National Development Plan was strong in the first half but, as expected, was weak in the second half due to a decline in new start-up work resulting in full year volume declines for stone and blacktop. The commercial and industrial sectors had another poor year with an overhang of office and industrial buildings continuing to curtail new-build. Total 2003 construction output and our operating profits were broadly similar to 2002 levels.

BRITAIN AND NORTHERN IRELAND

Including share of joint ventures                               Analysis of year-on-year change
                                                                         Acquisitions/
                                              Total                        disposals
euro million               2003        2002  change     Exchange      2002        2003        Ongoing
Sales                       692         699     -7         -59          +4          -6           +54
% change                                       -1%         -9%          +1%         -1%          +8%
Operating profit*            57          56     +1          -5          +2           -           +4
% change                                       +3%         -9%          +4%                      +8%
Margin                     8.3%        8.0%

* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.


UK housing starts were again up on the previous year, as were industry brick deliveries. Ibstock's brick volumes were up 1% on 2002, below the market due to a combination of kiln rebuilds and changed product mix. However, margins moved upward with the benefit of price improvements. Our concrete, insulation and fencing operations also performed satisfactorily.

In Northern Ireland, construction activity was similar to 2002. The year started poorly for our Materials Division operations, but the second half was strong particularly in the housing and road maintenance sectors. Our construction business had a good year, benefiting from a major power plant project and the busy water treatment sector.

The euro was on average approximately 9% stronger versus Sterling than in 2002 giving rise to an adverse translation impact on operating profit of euro 5 million. However, 13% higher profits in Sterling terms more than offset this, leaving operating profit in euro terms 3% ahead of 2002.

MAINLAND EUROPE - MATERIALS

Including share of joint ventures                       Analysis of year-on-year change
                                          Total                  Acquisitions      Re-org.
euro million             2003      2002   change    Exchange    2002      2003      costs     Organic
Sales                   1,007       967    +40        -43        +25       +37        -         +21
% change                                   +4%        -4%        +2%       +4%                  +2%
Operating profit*         133       126     +7         -6        +3        +4         +6         -
% change                                   +6%        -5%        +3%       +3%       +5%         -
Margin                  13.2%     13.0%

* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets, and includes re-organisation costs of nil (2002: euro 6 million at 2003 exchange rates).


Following an exceptionally cold first quarter in Northeast Europe, demand recovered strongly in the second half. With an adverse currency translation impact of euro 6 million offset by the absence of 2002's Polish rationalisation charge, and helped by contributions from 2002 and 2003 acquisitions, operating profits for Mainland Europe Materials were +6% ahead of the 2002 outcome.

Finland/Baltics Overall construction activity in Finland was stable as growth in housing and infrastructure projects compensated for declines in industrial and commercial demand. After a very slow weather-impacted first half, volumes in both cement and readymixed concrete improved significantly in the second half and profits for the year ended ahead of last year. The Baltic area performed well in 2003 with particularly strong demand for our products in St. Petersburg and Estonia.

Poland/Ukraine Our cement operations in Poland offset the first-half activity setback to end the year with volumes in line with 2002. Concrete products volumes benefited from stronger demand in the second half of the year but these markets remain very competitive. Blacktop and aggregates continued to suffer from the lack of any major programme of investment in infrastructure projects, particularly in roads. Our two newly-acquired Polish lime businesses performed well and met expectations. Overall Polish profits were ahead of 2002. In a competitive Ukrainian market Podilsky Cement achieved strong growth in sales with operating profits in line with last year.

Switzerland Construction activity varied during the year, with good new residential activity in the bigger cities compensating for a decline in commercial and industrial activity. As the major infrastructure projects which commenced in 2002 were implemented, we enjoyed strong demand for cement and profits improved.

Spain Construction output grew by 6% largely due to continuing major infrastructure investment and a strong residential sector. However, margins were under pressure in competitive markets and profitability was similar to 2002.

Israel The economy was adversely affected by the political situation. Cement demand in Israel was reduced, but the market in the West Bank and Gaza improved. Cost reductions and efficiency improvements implemented early in the year ensured that results were only slightly behind 2002.

MAINLAND EUROPE - PRODUCTS & DISTRIBUTION

Including share of joint ventures                       Analysis of year-on-year change
                                          Total                Acquisitions        Re-org.
euro million            2003      2002   change     Exch.     2002       2003        costs     Organic
Sales                  2,636      2,053   +583       -17      +215       +397          -          -12
% change                                  +28%       -1%      +11%       +19%                     -1%
Operating profit*        166        107    +59        -        +12        +39          -          +8
% change                                  +55%                +11%       +36%                     +8%
Margin                   6.3%      5.2%

    * Operating profit, which also includes share of associates' profit, is arrived at before goodwill amortisation charges and profit on sale of fixed assets, and includes re-organisation costs of euro 5 million (2002: euro 5 million).


Construction output in all the Products & Distribution Division's key markets in Mainland Europe remained depressed. Throughout Europe, activity in new office and commercial building declined and new housing continued weak. Nevertheless, 2003 saw a strong performance from the Division with sales up 28% and operating profit 55% ahead. Aided by cost cutting and efficiency programmes, our legacy businesses improved; the bulk of the advance in sales and profits was due to 2002 and 2003 acquisitions.

The Concrete Products group, which predominantly supplies the new build sector, experienced difficult markets. In this challenging environment, the group delivered a good performance, with legacy businesses reporting results just below 2002 and a strong contribution from 2002 and 2003 acquisitions. Good progress has been made with the integration of the Cementbouw concrete products businesses.

For the Clay Products group, the German market remained difficult leading to further rationalisation measures. In Poland activity was disrupted in early 2003 by the long winter; thereafter recovery was strong and profits for the year improved. Cementbouw's clay paving and facing brick operations were successfully integrated with our existing Dutch clay product businesses.

The Insulation group benefited from improvements in its Polish and German operations and positive contributions from acquisitions in 2002 and 2003, which were partly offset by a decline in underlying operations in the Benelux.

In the Building Products group, our Fencing & Security business increased underlying profits while Adronit (acquired March 2003) and Magnetic Autocontrol (acquired July 2003) contributed positively to results. Daylight & Ventilation operations had a difficult year with the ongoing decline in the German market and once-off restructuring costs resulting in lower profits. Plakabeton, the Belgium-based metal building accessories business acquired in April 2003, contributed strongly to results.

2003 was an excellent year for the Distribution group in Europe and a strong advance in sales and operating profit was recorded. Our DIY homecentre businesses had an exceptional year of progress although retail demand in the Netherlands slowed in the second half. With the inclusion of the Cementbouw DIY stores in the Netherlands and the acquisition of stores in the Netherlands and in Belgium, we consolidated our leading position in the Benelux DIY market. Our total Benelux network now consists of 130 stores, 116 in the Netherlands and 14 in Belgium. In Portugal, sales and profits of our joint venture again advanced. Overall, the Builders Merchanting businesses in France, Switzerland and Poland performed well, while in the Netherlands a strong improvement in profits reflected both the inclusion of Cementbouw and successful cost reduction programmes in the legacy businesses.


THE AMERICAS - MATERIALS

Including share of joint ventures                              Analysis of year-on-year change
                                              Total                      Acquisitions
euro million               2003        2002   change     Exchange      2002        2003     Organic
Sales                     2,831       3,072    -241        -504         +54        +202          +7
% change                                       -8%         -16%         +2%         +6%          -%
Operating profit*           291         336    -45         -55          +4          +23          -17
% change                                       -13%        -16%         +1%         +7%          -5%
Margin                    10.3%       10.9%

* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.


The Materials Division reported a 10% increase in sales and a 4% increase in operating profits in US Dollar terms. The Division suffered from record wet weather in the Northeast and Midwest resulting in overall year-on-year declines of approximately 2% in aggregates, 4% in asphalt and 1% in readymixed concrete volumes for its heritage operations. On the positive side, the impact of higher energy costs was largely recovered through improved blacktop pricing and alternative fuel usage. The net decline in profits from heritage operations was more than offset by positive incremental contributions from 2002 and 2003 development initiatives.

2003 was a difficult year for the New England operations, with wet weather further curtailing the short construction season leaving profits just short of 2002 levels. The Vermont paving program was poorly funded as a few large projects consumed most of the state's highway monies. Our operations in Massachusetts continued to improve due to strong residential demand and stable highway markets. Connecticut had a good year resulting from volume growth driven by buoyant private markets and continued good cost control, and with price improvements successfully recovering the impact of higher energy costs.

Our New York/New Jersey businesses had a mixed year with overall results behind 2002 levels. This group was particularly hard hit by the harsh winter, a wet summer/autumn and the early onset of winter, which resulted in increased costs at our quarries and curtailed shipments. Demand in the greater New York metropolitan areas remained strong in most of our areas of operation but we were unable to recover all of the increase in energy costs due to competitive markets, especially in New Jersey blacktop. Our Upstate New York operations performed well due to strong volumes and better pricing in mixed markets.

In the Central group, overall operating profits increased in an active acquisition/integration environment. Despite poor weather and rising energy costs, the year finished strongly. The Mid-Atlantic operations improved their performance with strong aggregate sales and better pricing. Ohio and West Virginia also advanced with a mid-year gas tax increase in Ohio benefiting highway spending. Michigan operations were disappointing with both poor state highway funding and weak commercial markets. S.E. Johnson and several add-on acquisitions were successfully integrated into this regional grouping.

Although trading conditions varied across the West region, which comprises over 270 locations across a wide geographic area covering 12 states west of the Mississippi River, the integration of recent acquisitions and cost reduction programmes resulted in higher profits. Markets in southern Idaho and Utah stabilized in 2003. In eastern Washington, northern Idaho and Montana our operations suffered from new competitors, continued soft markets and an early onset of winter weather. Our operations in resort towns in western Colorado delivered improved profits in the face of weak high-end residential and commercial markets. The Wyoming and South Dakota businesses enjoyed relatively stable conditions and had a satisfactory year. Iowa continued to perform well, despite a competitive readymixed concrete market, with our vertically integrated materials businesses benefiting from a strong highway programme and stable private construction markets.

THE AMERICAS - PRODUCTS & DISTRIBUTION

Including share of joint ventures                             Analysis of year-on-year change
                                              Total                      Acquisitions
euro million               2003        2002   change     Exchange      2002        2003      Organic
Sales                     3,182       3,289    -107        -527        +191        +194          +35
% change                                       -3%         -16%         +6%         +6%          +1%
Operating profit*           268         292    -24         -46          +9          +23          -10
% change                                       -8%         -16%         +3%         +8%          -3%
Margin                     8.4%        8.9%

* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.


During 2003 weak commercial construction markets adversely affected the Products & Distribution Division's margins while the Division also had to contend with a rainy spring which particularly impacted operations along the Atlantic Coast. On the positive side, historically low interest rates boosted both new residential construction and refinancing activity, raising home repair/remodeling spending, and the harsh winter aided our residential roof distribution business. Against this challenging background and with the benefit of significant acquisition activity, the Division recorded a 16% increase in sales and a 10% increase in operating profit in US Dollar terms.

Record spring rainfall in the eastern United States and weak commercial building conditions made for a challenging year for the Architectural Products group
(APG). While underlying profits were lower, the incremental impact of acquisitions in both 2002 and 2003 resulted in an overall profit advance in US Dollar terms. Sales and profits in concrete masonry moved modestly ahead due to focused sales efforts and good cost controls, particularly in the West and South. Clay brick producer Glen-Gery, however, saw significant sales and profit declines in very competitive markets. Belgard(R), APG's professional hardscapes product line, achieved another year of sales and profit growth. Lawn and garden product sales through homecentres also moved ahead, despite the wet weather and shortened selling season. Decorative stone sales were strong, but profits were below expectation due to plant restructuring.

In the Precast group, continued softness in the important non-residential market and depression in the telecommunications sector limited sales growth to only slightly above 2002 levels. With cost cutting measures and some consolidation of operations we were able to maintain margins and profits. On a regional basis, the Mountain States and Southeast improved while the West remained strong. These improvements offset volume shortfalls in the Northeast region.

Commercial construction markets remained weak in 2003 resulting in a very competitive environment for the Glass group. Despite sustained difficult trading conditions throughout the year, sales volumes held firm due to market share gains while operating margins and profits declined due to competitive circumstances.

The business environment for the Distribution operations was good in 2003 with a severe winter resulting in extensive repair work, and RMI demand funded by a buoyant mortgage refinancing market. Significant profit improvement was achieved. Heritage branches made meaningful further progress through improved gross margins. A critical factor in the improved performance has been continued investment in personnel through extensive training and some external recruitment. Recently acquired businesses performed ahead of expectations.

In an improving residential construction environment, our Argentine clay products operations in South America achieved further growth in local currency terms through effective domestic marketing and a growing export business. Despite continued weakness in the commercial market, the Group's Argentine glass fabricator improved its results due to cost reductions and increased exports. Our Chilean glass operations continued to achieve cost reductions but results declined compared with 2002 in a very competitive construction environment.

Outlook

In Ireland, the volume of major road works should increase as new projects come on stream, and the commercial and industrial sectors should benefit later in the year from economic recovery. However, overall construction activity in Ireland is forecast to decline somewhat in 2004 as housing demand, which is at an all-time high, is expected to moderate in the second half of the year. Modest construction growth is expected in the Benelux and France, while Germany is likely to remain weak. Strong infrastructure and housing demand in Finland and Switzerland is expected to offset softness in other sectors. Entry of Poland into the European Union in May 2004, combined with the availability of lower real interest rates and affordable mortgage finance, is expected to sustain the improvement in construction demand evident in the latter half of 2003. Construction activity in the UK and Spain is expected to grow in 2004. Our Europe Products & Distribution Division will benefit significantly in 2004 from the strong level of 2003 development activity and we look to ongoing successful development of both European Divisions.

The economy in the US is recovering. We expect the residential sector to remain at, or slightly below, the strong 2003 levels, and the non-residential sector to improve as the economy picks up in most of our markets. TEA-21, the Federal funding programme for highways, which was due to expire on 30th September 2003, has been extended into 2004. The US Congress has approved a 7% increase in 2004 Federal highway spending, while negotiation continues between the Administration and the Congress on a proposed new six-year highway bill. Despite the challenge of continuing state budget deficits we expect overall highway markets to remain broadly similar to 2003. With a strong focus on cost control, continued development and benefits from recent acquisitions, we look to an improved year ahead in the Americas.

Our businesses have performed well through a difficult period for the world's economy, and we are poised to move forward as markets improve. While risks and uncertainties remain and economic growth in Europe is generally subdued, the economy in the US is recovering. We continue to focus relentlessly on cost effectiveness and operational performance and, although reported 2004 profits are likely to be impacted by the weakness of the US Dollar, 2003 acquisitions should contribute strongly. Our acquisition programme and overall strategy continue to deliver and with robust cash flow and comfortable interest cover we have substantial capacity to capitalise on opportunities as they arise. We face 2004 with confidence.


                                   * * * * *


This results announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this announcement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.


Group profit and loss account
for the year ended 31st December 2003
                                                                  Continuing operations
                                                                      Acquisitions        Total       Total
                                                                 2003         2003         2003        2002
                                                               euro m       euro m       euro m      euro m     % change
Sales, including share of joint ventures                     10,247.8        832.0     11,079.8    10,794.1        +2.6%
Less: share of joint ventures                                 (278.5)       (27.0)      (305.5)     (276.9)
Group sales                                                   9,969.3        805.0     10,774.3    10,517.2        +2.4%
Cost of sales                                               (6,909.0)      (552.3)    (7,461.3)   (7,293.5)
Gross profit                                                  3,060.3        252.7      3,313.0     3,223.7
Operating costs excluding goodwill amortisation             (2,139.6)      (168.9)    (2,308.5)   (2,209.1)
Group operating profit excluding goodwill amortisation          920.7         83.8      1,004.5     1,014.6
Share of joint ventures' operating profit                        34.5          5.0         39.5        33.5
Share of associates' operating profit                             0.7            -          0.7           -
Operating profit, including share of joint ventures and         955.9         88.8      1,044.7     1,048.1        -0.3%
associates
Goodwill amortisation                                          (64.9)       (10.6)       (75.5)      (69.6)
Profit on disposal of fixed assets                               13.0            -         13.0        15.7
Profit on ordinary activities before interest                   904.0         78.2        982.2       994.2
Group interest payable (net)                                                            (112.8)     (131.4)
Share of joint ventures' and associates' net interest                                     (5.2)       (7.1)
Profit on ordinary activities before taxation                                             864.2       855.7        +1.0%
Taxation on profit on ordinary activities                                               (217.6)     (226.8)
Profit on ordinary activities after taxation                                              646.6       628.9
Profit applicable to equity minority interests                                            (5.9)       (5.5)
Preference dividends                                                                      (0.1)       (0.1)
Profit for the year attributable to ordinary shareholders                                 640.6       623.3        +2.8%
Dividends paid                                                                           (43.2)      (39.1)
Dividends proposed                                                                      (105.0)      (94.2)
Profit retained for the financial year                                                    492.4       490.0
Earnings per share for the year
Basic
- Including goodwill amortisation                                                        121.9c      119.2c        +2.3%
- Excluding goodwill amortisation                                                        136.2c      132.5c        +2.8%
Diluted
- Including goodwill amortisation                                                        120.6c      118.6c        +1.7%
- Excluding goodwill amortisation                                                        134.8c      131.8c        +2.3%
Cash earnings per share for the year                                                     223.4c      219.8c        +1.6%
Dividend per share                                                                        28.1c       25.4c       +10.6%


Movements on profit and loss account
                                                                                     2003                   2002
                                                                                   euro m                 euro m
At 1st January                                                                    2,520.3                2,544.5
Profit retained for the financial year                                              492.4                  490.0
Currency translation effects on results for the year                               (23.7)                 (31.7)
Currency translation effects on foreign currency net investments                  (498.8)                (482.5)
At 31st December                                                                  2,490.2                2,520.3


Statement of total recognised gains and losses
for the year ended 31st December 2003
                                                                                     2003                   2002
                                                                                   euro m                 euro m
Profit for the year attributable to ordinary shareholders                           640.6                  623.3
Currency translation effects on results for the year                               (23.7)                 (31.7)
Currency translation effects on foreign currency net investments                  (498.8)                (482.5)
Total recognised gains and losses for the financial year                            118.1                  109.1


Group balance sheet
as at 31st December 2003
                                                                  2003                             2002
                                                          euro m       euro m              euro m        euro m
Fixed assets
Intangible asset - goodwill                                           1,474.5                           1,154.1
Tangible assets                                                       5,145.4                           5,004.4
Financial assets:
Joint ventures
- share of gross assets                                    560.1                            366.1
- share of gross liabilities                             (330.4)                          (141.8)
- loans to joint ventures                                   62.3                             28.4
Associates                                                  44.6                                -
Other investments                                           12.1                             22.1
                                                                        348.7                             274.8
                                                                      6,968.6                           6,433.3
Current assets
Stocks                                                   1,117.6                          1,064.0
Debtors                                                  1,681.2                          1,525.4
Cash and liquid investments                              1,298.0                          1,533.2
                                                         4,096.8                          4,122.6
Creditors (amounts falling due within one year)
Bank loans and overdrafts                                  510.3                            232.8
Trade and other creditors                                1,499.7                          1,387.2
Corporation tax                                             77.9                             29.6
Dividends proposed                                         105.0                             94.2
                                                         2,192.9                          1,743.8
Net current assets                                                    1,903.9                           2,378.8
Total assets less current liabilities                                 8,872.5                           8,812.1
Creditors (amounts falling due after more than one year)
Loans                                                    3,095.8                          3,010.3
Deferred acquisition consideration                          96.5                            142.5
Corporation tax                                                -                              6.6
                                                                      3,192.3                           3,159.4
Capital grants                                                           12.7                              14.6
Provisions for liabilities and charges                                  818.0                             779.3
                                                                      4,849.5                           4,858.8
Capital and reserves
Called-up share capital
Equity share capital                                       179.3                            178.2
Non-equity share capital                                     1.2                              1.2
Equity reserves
Share premium account                                    2,078.3                          2,038.3
Other reserves                                               9.9                              9.9
Profit and loss account                                  2,490.2                          2,520.3
Shareholders' funds                                                   4,758.9                           4,747.9
Minority shareholders' equity interest                                   90.6                             110.9
                                                                      4,849.5                           4,858.8


Group cash flow statement
for the year ended 31st December 2003
                                                                                  2003               2002
                                                                                euro m             euro m
Net cash inflow from operating activities                                      1,396.2            1,553.5
Dividends received from joint ventures and associates                             19.4               23.5
Returns on investments and servicing of finance
Interest received                                                                 36.1               57.7
Interest paid                                                                  (140.5)            (183.2)
Finance lease interest paid                                                      (0.7)              (0.7)
Preference dividends paid                                                        (0.1)              (0.1)
                                                                               (105.2)            (126.3)
Taxation
Irish corporation tax paid                                                      (19.6)             (17.2)
Overseas tax paid                                                               (83.3)            (145.1)
                                                                               (102.9)            (162.3)
Capital expenditure
Purchase of tangible assets                                                    (402.0)            (367.4)
Less: Capital grants received                                                      0.1                0.1
Disposal of fixed assets                                                          77.9              104.4
                                                                               (324.0)            (262.9)
Investment in subsidiary, joint venture and associated undertakings
Acquisition of subsidiary undertakings                                       (1,439.0)            (793.7)
Deferred acquisition consideration                                              (56.8)             (80.3)
Investment in and advances to joint ventures and associates                     (79.5)             (22.0)
                                                                             (1,575.3)            (896.0)
Equity dividends paid                                                          (122.8)            (111.6)
Cash (outflow)/inflow before use of liquid resources and financing             (814.6)               17.9
Cash inflow/(outflow) from management of liquid resources                        110.4            (169.7)
Financing
Issue of shares                                                                   13.7               13.8
Expenses paid in respect of share issues                                         (0.1)              (0.4)
Increase in term debt                                                            688.4              192.5
Capital element of finance leases repaid                                         (3.1)              (5.1)
                                                                                 698.9              200.8
(Decrease)/increase in cash and demand debt in the year                          (5.3)               49.0

Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash and demand debt in the year                          (5.3)               49.0
Increase in term debt including finance leases                                 (685.3)            (187.4)
Cash (inflow)/outflow from management of liquid resources                      (110.4)              169.7
Change in net debt resulting from cash flows                                   (801.0)               31.3
Loans and finance leases, net of liquid resources, acquired with                (40.0)             (95.8)
subsidiaries
                                                                               (841.0)             (64.5)
Translation adjustment                                                           242.8              248.3
Movement in net debt in the year                                               (598.2)              183.8
Net debt at 1st January                                                      (1,709.9)          (1,893.7)
Net debt at 31st December                                                    (2,308.1)          (1,709.9)



Supplementary information

 1. Translation of foreign currencies

    These financial statements are presented in euro. Results and cash flows of subsidiary, joint venture and associated undertakings based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary, joint venture and associated undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in reserves, net of differences on related currency borrowings. All other translation differences are included in arriving at operating profit.

    Rates used for translation of results and balance sheets into euro were as follows:

                                                                            Average                       Year-end
    euro 1 =                                                            2003         2002             2003         2002
    US Dollar                                                         1.1312       0.9456           1.2630       1.0487
    Pound Sterling                                                    0.6920       0.6288           0.7048       0.6505
    Polish Zloty                                                      4.3996       3.8574           4.7019       4.0210
    Swiss Franc                                                       1.5212       1.4670           1.5579       1.4524
    Argentine Peso                                                    3.3314       2.9514           3.6955       3.5289

 2. Key components of 2003 performance

                                      Turnover  Operating        Goodwill  Profit on     Trading     Finance      Profit
                                                   profit    amortisation  disposals      profit       costs  before tax
    euro million
    2002 as reported                   10,794       1,048          (70)           16         994       (138)         856
    Exchange effects                  (1,150)       (112)             7            -       (105)          19        (86)
    2002 at 2003 exchange rates         9,644         936          (63)           16         889       (119)         770
    Incremental impact in 2003 of:
    - 2002 acquisitions                   489          30           (3)            -          27        (10)          17
    - 2003 acquisitions                   826          89          (10)            -          79        (28)          51
    - rationalisation                       -           6             -            -           6           -           6
    Ongoing operations                    121        (16)             -          (3)        (19)          39          20
    2003 as reported                   11,080       1,045          (76)           13         982       (118)         864
    % change as reported                +2.6%       -0.3%                                  -1.2%                   +1.0%
    % change at constant 2003 rates    +14.9%      +11.6%                                 +10.5%                  +12.2%


 3. Geographical analysis

    Sales                                                                2003                          2002
                                                                euro m            %          euro m            %
    Republic of Ireland                                          731.6          6.6           713.9          6.6
    Britain and Northern Ireland                                 691.5          6.3           698.4          6.5
    Mainland Europe                                            3,635.3         32.8         3,020.6         28.0
    The Americas                                               6,021.4         54.3         6,361.2         58.9
    Total including share of joint ventures                   11,079.8          100        10,794.1          100
    Less: share of joint ventures                              (305.5)                      (276.9)
    Total excluding share of joint ventures                   10,774.3                     10,517.2

    Profit before interest                                                     2003
                                                        Operating        Goodwill      Profit on   Profit before
                                                           profit    amortisation       disposal        interest
                                                 %         euro m          euro m         euro m          euro m
    Republic of Ireland                       12.4          129.9           (0.3)            3.4           133.0
    Britain and Northern Ireland               5.5           57.4           (5.1)            3.5            55.8
    Mainland Europe                           28.5          297.8          (34.0)            3.1           266.9
    The Americas                              53.6          559.6          (36.1)            3.0           526.5
    Total including jv's and associates        100        1,044.7          (75.5)           13.0           982.2
    Less: share of jv's and associates                     (40.2)             1.5          (1.1)          (39.8)
    Total excluding jv's and associates                   1,004.5          (74.0)           11.9           942.4


                                                                               2002
                                                        Operating        Goodwill      Profit on   Profit before
                                                           profit    amortisation       disposal        interest
                                                 %         euro m          euro m         euro m          euro m

    Republic of Ireland                       12.5          131.3           (0.3)            7.8           138.8
    Britain and Northern Ireland               5.3           55.8           (5.4)            2.8            53.2
    Mainland Europe                           22.3          233.5          (28.6)            3.3           208.2
    The Americas                              59.9          627.5          (35.3)            1.8           594.0
    Total including joint ventures             100        1,048.1          (69.6)           15.7           994.2
    Less: share of joint ventures                          (33.5)             2.0          (1.2)          (32.7)
    Total excluding joint ventures                        1,014.6          (67.6)           14.5           961.5


 4. Analysis by Division / Class of business

    Sales                                                               2003                          2002
                                                                euro m            %          euro m            %
    Europe Materials                                           1,983.8         17.9         1,927.0         17.9
    Europe Products                                            1,720.6         15.5         1,416.5         13.1
    Europe Distribution                                        1,361.8         12.3         1,089.1         10.1
    Americas Materials                                         2,831.3         25.6         3,072.1         28.5
    Americas Products                                          2,196.3         19.8         2,290.5         21.2
    Americas Distribution                                        986.0          8.9           998.9          9.2
    Total including share of joint ventures                   11,079.8          100        10,794.1          100
    Less: share of joint ventures                              (305.5)                      (276.9)
    Total excluding share of joint ventures                   10,774.3                     10,517.2

    Profit before interest                                                    2003
                                                      Operating        Goodwill       Profit on    Profit before
                                                         profit    amortisation        disposal         interest
                                              %          euro m          euro m          euro m           euro m
    Europe Materials                       26.2           273.3          (20.3)             6.3            259.3
    Europe Products                        13.7           142.6          (16.1)             2.6            129.1
    Europe Distribution                     6.7            70.1           (3.0)             1.1             68.2
    Americas Materials                     27.8           290.7          (17.9)             2.8            275.6
    Americas Products                      20.6           215.6          (14.0)           (0.7)            200.9
    Americas Distribution                   5.0            52.4           (4.2)             0.9             49.1
    Total incl. jv's and associates         100         1,044.7          (75.5)            13.0            982.2
    Less: share of jv's and associates                   (40.2)             1.5           (1.1)           (39.8)
    Total excl. jv's and associates                     1,004.5          (74.0)            11.9            942.4


                                                                              2002
                                                      Operating        Goodwill       Profit on    Profit before
                                                         profit    amortisation        disposal         interest
                                              %          euro m          euro m          euro m           euro m
    Europe Materials                       25.4           266.7          (19.9)            11.7            258.5
    Europe Products                        10.3           107.5          (13.2)             2.7             97.0
    Europe Distribution                     4.4            46.4           (1.2)           (0.5)             44.7
    Americas Materials                     32.0           335.8          (19.8)             3.3            319.3
    Americas Products                      23.7           248.7          (12.4)           (1.5)            234.8
    Americas Distribution                   4.2            43.0           (3.1)               -             39.9
    Total including joint ventures          100         1,048.1          (69.6)            15.7            994.2
    Less: share of joint ventures                        (33.5)             2.0             1.2           (32.7)
    Total excluding joint ventures                      1,014.6          (67.6)            14.5            961.5


 5. Earnings per share

    The computation of basic and diluted earnings per share is set out below:
                                                                                        2003                   2002
                                                                                      euro m                 euro m
    Numerator for basic and fully diluted earnings per share
    Profit for the year attributable to ordinary shareholders                          640.6                  623.3

    Goodwill amortisation, including share of joint ventures and associates             75.5                   69.6
    Attributable profit, excluding goodwill amortisation                               716.1                  692.9

    Depreciation charge                                                                458.2                  456.3
    Numerator for cash earnings per share                                            1,174.3                1,149.2

    Denominator for basic earnings per share                                       Number of              Number of
                                                                                      shares                 shares
    Weighted average number of shares (millions) in issue                              525.7                  522.8
    Effect of dilutive potential ordinary shares (employee share options)                5.4                    2.9
    Denominator for diluted earnings per share                                         531.1                  525.7


    Basic earnings per share                                                       euro cent              euro cent
    - Including goodwill amortisation                                                  121.9                  119.2
    - Excluding goodwill amortisation                                                  136.2                  132.5

    Diluted earnings per share
    - Including goodwill amortisation                                                  120.6                  118.6
    - Excluding goodwill amortisation                                                  134.8                  131.8

    Cash earnings per share (i)                                                        223.4                  219.8

    (i) Cash earnings per share, a non-GAAP financial measure, is presented here for information as the Company believes it is a useful financial indicator of a company's ability to generate cash from operations.


 6. Summarised cash flow

    The following table summarises the Group's cash flows for 2003 and 2002.
                                                                                        2003                   2002
                                                                                      euro m                 euro m
    Inflows
    Profit before tax                                                                    864                    856
    Depreciation                                                                         458                    456
    Goodwill amortisation                                                                 76                     70
                                                                                       1,398                  1,382
    Outflows
    Tax paid                                                                             103                    162
    Dividends                                                                            150                    135
    Capital expenditure                                                                  402                    367
    Working capital movement                                                              58                   (90)
    Other                                                                                 30                     21
                                                                                         743                    595
    Operating cash flow                                                                  655                    787
    Acquisitions and investments                                                     (1,615)                  (992)
    Disposals                                                                             78                    104
    Share issues (net of expenses)                                                        41                     37
    Translation adjustment                                                               243                    248
    (Increase)/decrease in net debt                                                    (598)                    184

 7. Movements in shareholders' funds

                                                                                        2003                   2002
                                                                                      euro m                 euro m
    At 1st January                                                                   4,747.9                4,735.4
    Profit retained for the financial year                                             492.4                  490.0
    Currency translation effects                                                     (522.5)                (514.2)
    Issue of ordinary share capital (net of expenses)                                   41.1                   36.7
    At 31st December                                                                 4,758.9                4,747.9

 8. Other

                                                                                     2003                   2002
    Interest cover, excluding joint ventures and associates
    - EBITDA (times)                                                                 13.1                   11.3
    - EBIT (times)                                                                    8.4                    7.3

    EBITDA = earnings before interest, tax, depreciation and goodwill amortisation
    EBIT = earnings before interest and tax
    Interest cover is calculated by dividing EBITDA and EBIT by Group interest payable (net).

    Average shares in issue (millions)                                              525.7                  522.8
    Net dividend per share (euro cent)                                              28.1c                  25.4c
    Dividend cover (times)                                                            4.3                    4.7
    Depreciation charge (euro million)                                              458.2                  456.3
    Goodwill amortisation charge (euro million)
    - subsidiaries                                                                   74.0                   67.6
    - share of joint ventures and associates                                          1.5                    2.0
    Net debt (euro million)                                                       2,308.1                1,709.9
    Debt ratio                                                                        48%                    36%
    Debt to year-end market capitalisation                                            27%                    28%

 9. Abbreviated accounts

    The results disclosed herein do not represent full accounts. Full accounts for the year ended 31st December 2003, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31st December 2002 containing an unqualified audit report from the Auditors have been delivered to the Registrar of Companies.


10. Annual Report post-out and Annual General Meeting (AGM)

    The 2003 Annual Report is expected to be posted to shareholders on Wednesday, 31st March 2004 together with details of the Scrip Dividend Offer in respect of the final 2003 dividend. The 2003 Annual Report will be available to the public from Thursday, 1st April 2004 at the Company's registered office. The Group's AGM is scheduled to be held in Jurys Hotel, Ballsbridge, Dublin on Wednesday, 5th May 2004.



Contact : +353 (0) 1 404 1000

Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Maeve Carton, Group Controller


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date: 02 March 2004



                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        Finance Director